[NYCORP;878629.1:4202W:07/15/1999--9:48a]→
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of June 2006
NASPERS LIMITED
(Translation of registrant's name into English)
Naspers Centre
40 Heerengracht
Cape Town
SOUTH AFRICA 8001
(Address of principal executive offices)
(Indicate by check mark whether the registrant
files or will file annual reports under cover of Form 20-F
or Form 40-F.)
Form 20-F       x
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form is also
thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes
No
x

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EXHIBIT LIST
Exhibit
Description
Sequential
Page Number
·   Naspers trading update, dated
June 14, 2006

Naspers Limited

(Incorporated in the Republic of South Africa)
(Reg. No 1925/001431/06)
Share Code: NPN IZIN: ZAE000015889
(“Naspers” or “the company” or “the group”)

Trading Statement
Shareholders are advised that Naspers has prepared its annual financial statements for the year ending 31 March 2006 in accordance with International Financial Reporting Standards
(IFRS) as now required. For ease of comparison, financial information relating to the prior year has been restated in terms of IFRS. Shareholders are referred to the announcement released on SENS on 29 November 2005, which described the group’s transition to IFRS, as well as to the interim report for the six months ended 30 September 2005.

Earnings per share for the year ended 31 March 2006 is expected to be between 1 050 cents and 1 200 cents compared to the prior year’s restated earnings per share of 860 cents. This increase is largely the result of a non-recurring, realised profit of some R1 billion arising on the sale of the group’s interest in United Broadcasting Public Company Limited (UBC) in
Thailand.

Last year shareholders were advised that headline earnings for the financial year ended 31
March 2005 were artificially boosted by the creation of deferred tax assets of R470 million and fair value adjustments relating to foreign exchange contracts of R360 million. Neither item is expected to recur to anywhere near the same extent in the financial year to 31 March
2006. As a consequence, headline earnings per share for the year ended 31 March 2006 is not expected to be more than 5% to 10% higher than last year.
Core headline earnings remains, in the view of your board, an appropriate measure of the sustainable operating performance of the group as it adjusts for non-recurring and non-
operational items. We refer shareholders to our annual financial statements and to the website
www.naspers.com for an analysis of historic core headline earnings. Given the positive environment in most of our key markets, we expect core headline earnings to be between approximately 60% and 70% greater than last year.
Shareholders are also advised that, after years of rapid earnings and cash flow growth, some strategic investments are required in the year ahead to deliver growth in ensuing years. We are targeting, in particular, broadband services in Asia and North America, and digital video broadcast-handheld (“DVB-H”) services in Africa. We plan this in the knowledge that such investments will reduce short term earnings and cash flow growth. In addition, we plan to invest in the further organic development of our existing businesses and will pursue new markets and opportunities.

Further details will be provided in the provisional report, which is due to be released on or about 27 June 2006. The financial information on which this trading statement is based has not been reviewed or reported on by the company’s auditors.
Cape Town
14 June 2006
Sponsor: Investec Bank Limited

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SIGNATURES
Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this
report to be signed on its behalf by the undersigned,
thereunto duly authorized.
NASPERS LIMITED
Date: June 14, 2006 by
Name:  Stephan J. Z. Pacak
Title:    Director